UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of June 2025

Commission file number: 001-42375

Polyrizon Ltd.

(Translation of registrant’s name into English)

5 Ha-Tidhar Street

Raanana, 4366507, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

CONTENTS

On June 25, 2025, Mr. Omer Srugo, a member of the Board of Directors of Polyrizon Ltd. (the “Board” and the “Company”, respectively), tendered his resignation from the Board, effective immediately. Mr. Srugo’s resignation from the Board was not due to any disagreement with the Company, the Board or the Company’s management on any matter relating to the Company’s operations, policies, practices or otherwise.

In addition, the Board has determined the following members of the Board to be “independent” in accordance with the listing rules of the Nasdaq Stock Market: Asaf Itzhaik, Liat Sidi, Yehonatan Zalman Vinokur and Liron Carmel.

This Form 6-K is incorporated by reference into the Registrant’s Registration Statement on Form S-8 (File No. 333-284410), filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Polyrizon Ltd.

Date: June 30, 2025	By:	/s/ Tomer Izraeli
	Name:	Tomer Izraeli
	Title:	Chief Executive Officer

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